NEW YORK LONDON SINGAPORE PHILADELPHIA CHICAGO WASHINGTON, DC SAN FRANCISCO SILICON VALLEY SAN DIEGO BOSTON HOUSTON LOS ANGELES HANOI HO CHI MINH CITY ATLANTA	FIRM and AFFILIATE OFFICES SHELTON M. VAUGHAN DIRECT DIAL: +1 713 402 3906 PERSONAL FAX: +1 713 583 9179 E-MAIL: SMVaughan@duanemorris.com www.duanemorris.com	BALTIMORE WILMINGTON MIAMI BOCA RATON PITTSBURGH NEWARK LAS VEGAS CHERRY HILL LAKE TAHOE MYANMAR OMAN A GCC REPRESENTATIVE OFFICE OF DUANE MORRIS MEXICO CITY ALLIANCE WITH MIRANDA & ESTAVILLO

October 1, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Ethan Horowitz

	Re:	Diamond Offshore Drilling, Inc.

Dear Mr. Horowitz:

On behalf of Diamond Offshore Drilling, Inc. (the “Company”), accompanying this letter are (i) the Company’s Memorandum of Response to the comment letter dated September 16, 2014 (the “Comment Letter”) from the staff of the Division of Corporation Finance of the Securities and Exchange Commission to the Company and (ii) the written acknowledgement from the Company requested by the Comment Letter.

If you have any questions or comments concerning this matter, please contact me.

Very truly yours,

/s/ Shelton M. Vaughan

Shelton M. Vaughan

cc:	David L. Roland, Esq.

Senior Vice President, General Counsel and Secretary

Diamond Offshore Drilling, Inc.

DUANE MORRIS LLP
1330 POST OAK BOULEVARD, SUITE 800 HOUSTON, TX 77056-3166	PHONE: +1 713 402 3900 FAX: +1 713 402 3901

DAVID L. ROLAND

Senior Vice President,

General Counsel & Secretary

October 1, 2014

VIA EDGAR

Mr. Ethan Horowitz

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Diamond Offshore Drilling, Inc.

Form 10-K for the Year ended December 31, 2013

Filed February 24, 2014

File No. 001-13926

Dear Mr. Horowitz:

Reference is made to the comments received by Diamond Offshore Drilling, Inc. (the “Company”) from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) by the letter (the “Comment Letter”) dated September 16, 2014 concerning the Company’s Form 10-K for the fiscal year ended December 31, 2013 filed on February 24, 2014 (File No. 001-13926) (the “Report”).

The Company acknowledges, in connection with the Company’s response to the Comment Letter, that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Report;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Report; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions regarding this matter to the Company’s counsel, Shelton Vaughan, at (713) 402-3906.

Sincerely yours,

/s/ David L. Roland

David L. Roland
Senior Vice President,
General Counsel and Secretary

cc:	Shelton M. Vaughan (via facsimile (713) 583-9179)

Duane Morris LLP

DIAMOND OFFSHORE DRILLING, INC.

(the “Company”)

Memorandum of Response

to

Comments of the Securities and Exchange Commission

regarding

the Company’s

Form 10-K for the fiscal year ended December 31, 2013

Filed February 24, 2014

(File No. 001-13926)

October 1, 2014

General

This memorandum sets forth the responses of Diamond Offshore Drilling, Inc., a Delaware corporation, to the comment received from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission by the letter (the “Comment Letter”) dated September 16, 2014 concerning the Company’s Form 10-K for the fiscal year ended December 31, 2013 (File No. 001-13926) (the “2013 Form 10-K” or the “Report”).

The numbers of the responses in this memorandum correspond to the numbers of the Staff’s comments as set forth in the Comment Letter. References in the text of the responses herein to captions and page numbers are to the captions and page numbers in the Report. References to “we,” “us” or “our” mean the Company and our consolidated subsidiaries, unless the context requires otherwise. Capitalized terms used in this memorandum and not otherwise defined herein have the meanings given to them in the Report.

Response to Staff Comments

Form 10-K for the year ended December 31, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21

Overview, page 30

Customer Credit Issues, page 30

1.	Disclosure in your Form 10-K shows the amount of revenue not recognized during the fiscal year ended December 31, 2013 related to four rigs under contract for which collection of the amounts due was not reasonably assured. The presentation of information showing revenue that would have been earned if not for the financial condition of certain customers (i.e., amounts for which the revenue recognition criteria were not met) does not appear to be appropriate. Please describe your basis for presenting this information or remove it from your Form 10-K.

Response: In the introduction to the “Results of Operations” section of “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on page 27 of the Report, we disclose that “for purposes of this discussion and analysis of our results of operations, we provide greater detail with respect to the types of rigs in our fleet to enhance the reader’s understanding of our financial condition, changes in financial condition and results of operations.” Along these lines, we present various operating statistics within “Management’s Discussion and Analysis of Financial Condition and Results of Operations” to assist the reader in understanding the underlying causes of fluctuations in historical financial results between reporting periods. Our inclusion of unrecognized revenue, as discussed under “Customer Credit Issues” commencing on page 30 of our 2013 Form 10-K, was intended to enhance the reader’s understanding of such fluctuations by providing additional disclosure relating to the operational efficiency of certain of our drilling rigs. Operational efficiency is a common metric in the contract drilling industry that can assist in assessing a rig’s operating performance (i.e., whether the rig has experienced significant unplanned downtime).

In the columnar presentation of the impact of the payment defaults by Niko Resources Ltd., or Niko, and OGX Petróleo e Gás Ltda., or OGX, which are shown by rig-type, for comparative purposes we presented “Potential Revenue,” representing total contractual revenue for the four impacted rigs that would have been earned during the twelve months ended December 31, 2013 were it not for such defaults (as explained in footnote (b) to such presentation). “Potential Revenue” is calculated as the sum of the “Revenue Recognized” and the absolute value of “Unrecognized Revenue.” “Revenue Recognized” represents the amount of revenue recognized by the four affected rigs during the twelve months ended December 31, 2013, which is reported within Contract Drilling Revenue in our Consolidated Statements of Operations included in Item 8 of the Report. “Unrecognized Revenue” represents billable revenue for these rigs for which we

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have contractual claims against Niko and OGX for services we rendered pursuant to the applicable drilling contracts (subject, with respect to our claims against Niko, to the terms of the Settlement Agreement with Niko that is discussed in such disclosure). Contract Drilling Revenue for the same four rigs for the twelve months ended December 31, 2012 is also presented as “Revenue Recognized in 2012” for comparative purposes.

We respectfully submit that the discussion of unrecognized revenue is appropriate, within this specific, limited context, to enhance the reader’s understanding of the fluctuations in historical financial results between reporting periods that were associated with these two customers’ payment defaults and the operational efficiency of the affected rigs. Moreover, we note that neither such “Unrecognized Revenue” nor the concept of “Potential Revenue” is discussed anywhere in our 2013 Form 10-K except under the caption “Customer Credit Issues.” We will not, however, include in our Form 10-K for the fiscal year ending December 31, 2014, or any future filing, the disclosure of “Unrecognized Revenue” or “Potential Revenue” that is set forth under the caption “Customer Credit Issues” in our 2013 Form 10-K.

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